13D

CUSIP No. 096227103	Page 1 of 11 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 5)*

Bluefly, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

096227103

(CUSIP Number)

Jeffrey I. Martin, Esq.

152 West 57th Street, 23rd Floor

New York, NY 10019

(212) 751-6677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 096227103	Page 2 of 11 Pages

1.	Names of reporting persons Rho Ventures VI, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 476,190
	8.	Shared voting power 0
	9.	Sole dispositive power 476,190
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 476,190
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 1.63%(1)
14.	Type of reporting person PN

(1)	Assumes that there were 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of May 15, 2013 as reported in the Quarterly Report on Form 10-Q filed by Bluefly, Inc. with the Securities and Exchange Commission on May 17, 2013. Consists of 476,190 shares of Common Stock underlying the Warrant.

13D

CUSIP No. 096227103	Page 3 of 11 Pages

1.	Names of reporting persons Rho Capital Partners LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 476,190
	8.	Shared voting power 0
	9.	Sole dispositive power 476,190
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 476,190
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 1.63%(1)
14.	Type of reporting person OO

(1)	Assumes that there were 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of May 15, 2013 as reported in the Quarterly Report on Form 10-Q filed by Bluefly, Inc. with the Securities and Exchange Commission on May 17, 2013. Consists of 476,190 shares of Common Stock underlying the Warrant.

13D

CUSIP No. 096227103	Page 4 of 11 Pages

1.	Names of reporting persons RMV VI, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 476,190
	8.	Shared voting power 0
	9.	Sole dispositive power 476,190
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 476,190
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 1.63%(1)
14.	Type of reporting person OO

(1)	Assumes that there were 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of May 15, 2013 as reported in the Quarterly Report on Form 10-Q filed by Bluefly, Inc. with the Securities and Exchange Commission on May 17, 2013. Consists of 476,190 shares of Common Stock underlying the Warrant.

13D

CUSIP No. 096227103	Page 5 of 11 Pages

1.	Names of reporting persons Joshua Ruch
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of South Africa and United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 476,190
	8.	Shared voting power 0
	9.	Sole dispositive power 476,190
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 476,190
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 1.63%(1)
14.	Type of reporting person IN

(1)	Assumes that there were 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of May 15, 2013 as reported in the Quarterly Report on Form 10-Q filed by Bluefly, Inc. with the Securities and Exchange Commission on May 17, 2013. Consists of 476,190 shares of Common Stock underlying the Warrant.

13D

CUSIP No. 096227103	Page 6 of 11 Pages

1.	Names of reporting persons Habib Kairouz
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Canada and United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 490,896
	8.	Shared voting power 0
	9.	Sole dispositive power 490,896
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 490,896
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 1.68%(1)
14.	Type of reporting person IN

(1)	Assumes that there were 28,598,933 shares of common stock, par value $0.01 per share (the “Common Stock”), of Bluefly, Inc. outstanding as of May 15, 2013 as reported in the Quarterly Report on Form 10-Q filed by Bluefly, Inc. with the Securities and Exchange Commission on May 17, 2013. Consists of (a) 476,190 shares of Common Stock underlying the Warrant and (b) 14,706 options to purchase shares of Common Stock under the Issuer’s 2005 Stock Incentive Plan. Does not include the shares of Common Stock owned by the reporting person, who, by letter to Bluefly, Inc., dated May 23, 2013, elected to abandon ownership of all such shares of Common Stock owned by him for no consideration.

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CUSIP No. 096227103	Page 7 of 11 Pages

1.	Names of reporting persons Mark Leschly
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Kingdom of Denmark
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 476,190
	8.	Shared voting power 0
	9.	Sole dispositive power 476,190
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 476,190
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 1.63%(1)
14.	Type of reporting person IN

(1)	Assumes that there were 28,598,933 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding as of May 15, 2013 as reported in the Quarterly Report on Form 10-Q filed by Bluefly, Inc. with the Securities and Exchange Commission on May 17, 2013. Consists of 476,190 shares of Common Stock underlying the Warrant.

13D

CUSIP No. 096227103	Page 8 of 11 Pages

Introduction

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the Statement on Schedule 13D filed on December 28, 2009, as amended by Amendment No. 1 to Schedule 13D filed on February 26, 2010, Amendment No. 2 to Schedule 13D filed on September 7, 2011, Amendment No. 3 to Schedule 13D filed on August 15, 2012, and Amendment No. 4 to Schedule 13D filed on November 20, 2012 (as amended, the “Schedule 13D”), and is being filed by Rho Capital Partners LLC, a Delaware limited liability company (“Rho Capital”), RMV VI, L.L.C., a Delaware limited liability company (“RMV”), Rho Ventures VI, L.P., a Delaware limited partnership (“Rho Ventures”), Joshua Ruch, Habib Kairouz and Mark Leschly (together, the “Reporting Persons”) and relates to their beneficial ownership of shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of Bluefly, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 4.	Purpose of Transaction.

On May 23, 2013, pursuant to a Stock Purchase Agreement (the “Purchase Agreement”) by and among Runway Acquisition Sub, Inc. (the “Purchaser”), Maverick Fund, L.D.C., Maverick Fund II, Ltd, Maverick USA, Ltd., Rho Ventures, Prentice Consumer Partners, LP and Quantum Industrial Partners LDC, Rho Ventures sold 11,900,164 shares of Common Stock to the Purchaser in a private transaction at a price of $0.0076 per share. On the same day, the Issuer entered into an agreement with the Purchaser, pursuant to which the Purchaser consummated a “short form” merger (the “Merger”).

In connection with the Merger, on May 23, 2013, the Issuer repaid all amounts owed under the Note and terminated the Note. Also in connection with the Merger, the Voting Agreement was terminated.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 2 hereto.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) Rho Ventures may be deemed to have sole power to direct the voting and disposition of 476,190 shares of Common Stock underlying the Warrant, representing approximately 1.63% (calculated in accordance with Rule 13d-3) of the 28,598,933 shares of Common Stock outstanding as of May 15, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2013.

RMV, as the general partner of Rho Ventures, and Rho Capital, as the managing member of RMV, each may be deemed to have sole power to direct the voting and disposition of 476,190 shares of Common Stock underlying the Warrant, representing approximately 1.63% (calculated in accordance with Rule 13d-3) of the 28,598,933 shares of Common Stock outstanding as of May 15, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2013.

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CUSIP No. 096227103	Page 9 of 11 Pages

Joshua Ruch, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of 476,190 shares of Common Stock underlying the Warrant, representing approximately 1.63% (calculated in accordance with Rule 13d-3) of the 28,598,933 shares of Common Stock outstanding as of May 15, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2013.

Habib Kairouz, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of 490,896 shares of Common Stock (consisting of (a) 476,190 shares of Common Stock underlying the Warrant and (b) 14,706 shares underlying stock options as described below), representing approximately 1.68% (calculated in accordance with Rule 13d-3) of the 28,598,933 shares of Common Stock outstanding as of May 15, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2013. Mr. Kairouz beneficially owns 14,706 options to purchase shares of Common Stock under the Issuer’s 2005 Stock Incentive Plan. By letter to the Issuer, dated May 23, 2013, Mr. Kairouz elected to abandon his ownership of all shares of Common Stock owned by him for no consideration.

Mark Leschly, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of 476,190 shares of Common Stock underlying the Warrant, representing approximately 1.63% (calculated in accordance with Rule 13d-3) of the 28,598,933 shares of Common Stock outstanding as of May 15, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2013.

Each of Messrs. Ruch, Kairouz and Leschly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Rho Ventures, RMV and Rho Capital.

(c) Except as described in this Amendment No. 5, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the last 60 days.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) On May 23, 2013, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

Exhibit 2:	Stock Purchase Agreement, dated as of May 23, 2013, by and among Runway Acquisition Sub, Inc., Maverick USA, Ltd., Maverick Fund II, Ltd, Maverick Fund, L.D.C., Rho Ventures VI, L.P., Prentice Consumer Partners, LP and Quantum Industrial Partners LDC

*	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 28, 2009.

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CUSIP No. 096227103	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 31st day of May, 2013.

RHO VENTURES VI, L.P.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO CAPITAL PARTNERS LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RMV VI, L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

/s/ Joshua Ruch
Joshua Ruch

/s/ Habib Kairouz
Habib Kairouz

/s/ Mark Leschly
Mark Leschly

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CUSIP No. 096227103	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

Exhibit 2:	Stock Purchase Agreement, dated as of May 23, 2013, by and among Runway Acquisition Sub, Inc., Maverick USA, Ltd., Maverick Fund II, Ltd, Maverick Fund, L.D.C., Rho Ventures VI, L.P., Prentice Consumer Partners, LP and Quantum Industrial Partners LDC

*	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 28, 2009.